                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-3/A2

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               ALFA LEISURE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               ALFA LEISURE, INC.
                                JOHNNIE R. CREAN
                         ALFA LEISURE ACQUISITION CORP.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013394109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
   500 Newport Center Drive, Suite 700, Newport Beach, CA 92660; 949/719-6000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
          Transaction valuation*                  Amount of filing fee
                 $835,965                                $232.40
--------------------------------------------------------------------------------
* Transaction valuation calculated by multiplying the number of shares which the Company anticipates will be exchanged for cash in the proposed merger (303,987 shares) times the amount of cash to be paid for the shares ($2.75 per share).

     [ ] Check box if any part of the filing fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                                SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED TRANSACTION

         The Company will be merged into Alfa Leisure Acquisition Corp. The principal purpose of the merger is to enable the surviving company to reduce its number of shareholders so that it is eligible to file an election to be taxed as a subchapter "S" corporation.

         Alfa Leisure Acquisition Corp. ("Acquisition") has offered certain shareholders of the Company who Acquisition Corp. believed were eligible subchapter S shareholders and who held more than 16,000 shares (approximately 1/2 of 1%) of the Company's stock and to selected other shareholders of the Company who were directors, employees and former employees of the Company and former recreational vehicle dealers for the Company or relatives of Johnnie R. Crean the opportunity to become shareholders of the surviving Company. The transaction was structured to allow Johnnie R. Crean, the Company's principal shareholder, to determine which shareholders of the Company would exchange their Common Stock for shares of Acquisition Corp. in the merger. The remaining shareholders of the Company will not have this opportunity and will receive $2.75 cash per share for their shares of Common Stock of the Company.

         The reason for electing subchapter "S" status is to allow distributions of income to shareholders without the double taxation which results from payment of dividends by a corporation which has not elected subchapter "S" status since dividends are not deductible by a corporation for tax purposes. The Company also intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and to discontinue filing reports under the Exchange Act.

         The transaction is being undertaken at this time as a result of the Company having used its available net operating losses and in response to the presentation of Deloitte and Touche LLP which addressed a process for creating a market for the Company's stock and an overview of the current trends of the small-cap market. Based on the presentation, the Company's management determined that it was unlikely that steps could be taken by the Company which would result in the creation of a market for the Company's stock.

         The merger transaction is not expected to have any affect on the Company. The transaction has no federal income tax consequences to the Company. The operations of the Company will be continued without significant change. The merger will not result in any change in the present Board of Directors or management of the Company.

         Information concerning the federal tax treatment of shareholders in connection with the transaction and additional information concerning the transaction and the purposes, alternatives, reasons and effects of the transaction is provided under Item 7 below.

FAIRNESS OF THE TRANSACTION

         The Company, Acquisition Corp. and Mr. Crean have each concluded that the transaction is fair to unaffiliated security holders. In reaching this conclusion, they considered the lack of trading market for the securities, historical market prices for the Company's Common Stock, the presentation of Deloitte & Touche LLP regarding the steps necessary to create a market for the Company's stock, the historical and recent earnings performance of the Company, the Company's future prospects, the benefit to the Company's principal shareholders of electing to be taxed as a subchapter "S" corporation, the likelihood that the merger could be consummated, the expected effect of the announcement of the merger on relationships with the Company's customers, employees, distributors, and suppliers, the terms and conditions of the exchange and merger and the report of Marshall & Stevens Incorporated ("Marshall & Stevens") which was engaged by the Company to provide the Company with an opinion with respect to the fairness of the proposed exchange price in the transaction.

         Based upon an analysis of these factors, the Board of Directors determined unanimously that the terms and conditions of the Merger would be fair and in the best interests of the Company and its shareholders. Acquisition Corp. and Mr. Crean concurred with this conclusion. The Board of Directors of the Company, Acquisition Corp. and Mr. Crean did not find it practicable to, and did not attempt to, assign relative weights to the specific factors considered by them but significant weight was placed on the presentation of Deloitte & Touche LLP and the fairness opinion of Marshall & Stevens.

         A discussion of each of the factors considered by the Company, Acquisition Corp. and Mr. Crean and whether each such factor supports or detracts from the fairness of the transaction appears under Item 8 below.

         The Company, Acquisition and Mr. Crean have each relied on the opinion of Marshall & Stevens with respect to the value of the Company and have each adopted the conclusions and analyses of Marshall & Stevens as set forth in the opinion. The opinion is described in detail under Item 9 below.

         The structure of the transaction does not require the approval of a majority of the unaffiliated security holders. Johnnie R. Crean owns 77.9% of the Company's common stock and is able to approve the transaction without a vote of unaffiliated security holders. The shareholders receiving cash in the merger will have dissenter's rights available to them in the transaction. The Company, Alfa Acquisition and Mr. Crean believe that this statutory authority and the availability of dissenters rights is sufficient to ensure the fairness of the transaction without the approval of a majority of the unaffiliated security holders which is not legally required.

         No unaffiliated representative has been retained by the directors who are not employees of the Company to act on behalf of the unaffiliated security holders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the transaction. The Company, Alfa Acquisition and Mr. Crean believe that the statutory authority for the transaction, the availability of dissenters rights and the obtaining of a fairness report is sufficient to ensure the fairness of the transaction without the need for an unaffiliated representative to act on behalf of the unaffiliated security holders.

MARSHALL & STEVENS, INCORPORATED FAIRNESS OPINION

         The Company retained Marshall & Stevens to provide an opinion with respect to the fairness of the amount of cash to be exchanged for shares in the merger from a financial point of view. Marshall & Stevens holds itself out as a national leader in the field of professional appraisal and valuation consultation. Marshall & Stevens was selected based on its qualifications, the time period estimated to complete the analysis and fairness opinion and the cost. The Company has paid Marshall & Stevens Incorporated a fee of $37,500 for its services in valuing the Company and providing the fairness opinion.

         Marshall & Stevens concluded that the per share consideration to be received by the shareholders receiving cash in the merger in a range of $2.72 to $2.75 is fair to such shareholders from a financial point of view.

         In preparing its opinion, Marshall & Stevens performed a variety of financial and comparative analyses. Marshall & Stevens made assumptions in conjunction with management with respect to assets, financial conditions, and other matters, many of which are beyond the control of the Company.

         As a result of its analysis using comparable publicly traded companies prior to a discount for marketability, Marshall & Stevens determined that the indicated market value of the shareholders' equity of the Company on a controlling interest basis, as of July 19, 1999, was $8,600,000.

         As a result of its analysis using net debt free cash flow prior to a discount for marketability, Marshall & Stevens determined that the indicated market value of the shareholders' equity of the Company on a minority interest basis, as of July 19, 1999, was $9,000,000.

         In deriving a final conclusion, Marshall & Stevens reconciled the value indications by weighting their relative significance depending upon the circumstances and the quantity of reliable market data. The selected comparable company analysis reflects the consensus of many investors relative to the historical profitability of public companies considered comparable to the Company. The discounted cash flow analysis considers the future profit potential coupled with the riskiness of that return, and avoids the difficulty in identifying public companies considered comparable to the Company. In its analyses, Marshall & Stevens applied various sensitivity weightings to the Selected Comparable Company analysis and Discounted Cash Flow analysis: 50-50% and 30-70%, respectively.

         Marshall & Stevens also considered the stock trading price of $2.00 as of April 23, 1999 for 300 shares (the most currently available trading price proximate to the opinion date). Marshall & Stevens analyzed the differential between the ask (high) and bid (low) pricing spreads for the Company's common shares from February 9, 1998 through July 19, 1999 and determined that the differential spread was 7.4%. In Marshall & Stevens opinion, a marketability discount of 5% would be appropriate.

         Based on the information and analyses summarized in its report, its various sensitivity weightings and a discount for marketability, it is Marshall & Stevens' opinion that the market value of the stockholders' equity of the Company, on a fully diluted minority interest basis, as of July 19, 1999, ranges from $8,370,000 to $8,450,000 or $2.72 to $2.75 per share.

         A detailed discussion of the Marshall & Stevens fairness opinion is set forth under Item 9 below.

         A copy of the opinion of Marshall & Stevens Opinion is being provided to each shareholder of the Company.

DELOITTE & TOUCHE LLP PRESENTATION

        Deloitte & Touche LLP prepared a power point presentation for the Company's management to provide detail regarding the specific steps necessary to create a market for the Company's stock.

        Deloitte & Touche LLP presented two potential growth scenarios for the Company assuming that the Company's stock would trade at multiples similar to multiples of the Company's industry peers. The Company provided two sets of revenue projections to Deloitte & Touche to determine if either scenario would form a sufficient basis for the development of a market for the stock.

        Scenario 1 revenues were based on the assumption that the Company would develop a product to address the low-price segment of the fifth wheel travel trailer market. The Company had not made the decision to enter into the low-price segment of the fifth wheel travel trailer market. This was simply one possible business plan that the Company was evaluating.

        Scenario 2 revenues were based on the Company developing an aggressive growth plan which would result in three to five times the growth in revenues and profits of the other plan. Scenario 2 was presented as an example only of whether there was any growth plan which would enable the Company to create a market for its stock. Management did not consider implementing a plan which would achieve these results as management believes that such a plan is beyond the Company's ability to achieve and not even something management would consider attempting.

        Each scenario assumed stock price increases based on a price earnings ratio of 6 to 9 times which would allow the Company to issue additional shares to fund the planned expansion and that the Company would raise $2,000,000 net of underwriting fees in the year 2000.

        Neither scenario is representative of the Company's plans. The Company explained this to Marshall & Stevens in connection with the preparation of the Marshall & Stevens' fairness opinion. The revenue projections in the Marshall & Stevens opinion are representative of the Company's current plans.

        The Company believes that the valuation scenarios were included in the presentation to illustrate how the Company would fit into what Deloitte & Touche identified as the "small cap" market.

        The presentation highlighted the need for the creation of liquidity in the Company's stock including factors such as high earnings growth potential, confidence in earnings stream and sizable investment potential which drive the creation of liquidity. The presentation highlighted the need to increase the Company's float (shares not owned by insiders), decrease the majority shareholder's ownership and increase the perceived value of the stock.

        The presentation summarized the recent trends and current outlook for investments by institutional investors in the small cap market.

        The presentation advised that if the Company decided to pursue a strategy aimed at creating a market for its stock in today's public environment, the Company would need to reconsider its current business plan and develop a plan that would entice greater interest from the investment community.

        A more detailed discussion of the Deloitte & Touche LLP presentation is set forth under Item 9 below.


Item 1. Issuer and Class of Security Subject to the Transaction.

         (a) Alfa Leisure, Inc. ("Company")
             13501 5th Street
             Chino, California  91710.

         (b) The class of equity securities which is the subject of the Rule 13e-3 transaction is common stock, no par value ("Common Stock"). On July 22, 1999, the total number of outstanding shares of Common Stock was 3,039,872 and the number of holders of record was approximately 385.

         (c) The Common Stock is traded in the over-the-counter market, however, there is currently no established public trading market for the shares. The following bid and ask prices for the past eight calendar quarters are based on very limited trading in the Common Stock:

                        Quarter           High/Ask         Low/Bid
                  ----------------        --------         -------
                  2nd Quarter 1999         $2.00            $2.00
                  1st Quarter 1999          2.25             1.25

                  4th Quarter 1998          1.75             .625
                  3rd Quarter 1998          1.50              .37
                  2nd Quarter 1998           .20              .20
                  1st Quarter 1998           .15              .15

                  4th Quarter 1997           N/A              N/A
                  3rd Quarter 1997           .15              .15

         (d) The Company has never declared or paid any dividends on its Common Stock. Alfa Leisure Acquisition Corp. ("Acquisition Corp.") which intends to acquire the Company by merger intends to pay dividends in the amount of its entire net income each year.

         (e) Not applicable.

         (f) Johnnie R. Crean, the Chairman of the Board of Directors and President of the Company has purchased securities of the Company as follows: In April 1998, Mr. Crean purchased 35,000 shares of Common Stock from two stockholders of the Company for $.50 per share. In June and July 1998, Mr. Crean purchased 10,266 shares of Common Stock of the Company pursuant to a tender offer made by Mr. Crean to all shareholders other than himself for $.50 per share.

               In July 1998, Robert A. Rudolph, a director of the Company, exercised an option to acquire 1,000 shares of Common Stock from the Company at $.50 per share.

        No other purchases of securities have been made by the Company or its affiliates since the commencement of the Company's second full fiscal year preceding the date of this Schedule.

Item 2. Identity and Background.

        This Schedule is jointly filed by the Company, Johnnie R. Crean and Acquisition Corp.

        The following information is provided for Johnnie R. Crean:

        (a) Johnnie R. Crean

        (b) Mr. Crean's business address is 13501 5th Street, Chino, California 91710.

        (c) Mr. Crean's principal occupation and employment is as the President and a director of the Company.

        (d) Mr. Crean has been the President and a director of the Company since 1986.

        (e) During the last 5 years, Mr. Crean has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (f) During the last 5 years, Mr. Crean has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining violations of, or prohibiting activities subject to, federal or state securities laws or subject to a finding of any violations of such laws.

        (g) Mr. Crean is a citizen of the United States.

        The following information is provided for Acquisition Corp.

        (a) Acquisition Corp.

        (b) Acquisition Corp.'s business address is 13501 5th Street, Chino, California 91710.

        (c) Not applicable.

        (d) Not applicable.

        (e) During the last 5 years, Acquisition Corp. has not been convicted in a criminal proceeding.

        (f) During the last 5 years, Acquisition Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining violations of, or prohibiting activities subject to, federal or state securities laws or subject to a finding of any violations of such laws.

        (g) Acquisition Corp. is a California corporation.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         (a) Mr. Crean has purchased securities of the Company as follows: In April 1998, Mr. Crean purchased 35,000 shares of Common Stock from two stockholders of the Company for $.50 per share. In June and July 1998, Mr. Crean purchased 10,266 shares of Common Stock of the Company pursuant to a tender offer made by Mr. Crean to all shareholders other than himself for $.50 per share.


        In January 1999, the Company engaged Deloitte & Touche LLP in order to provide the Company's management with specific steps necessary to create a market for the Company's stock. Deloitte & Touche LLP addressed potential value scenarios and implications for the Company's market value, a process for creating a market for the Company's stock and an overview of the current trends of the small-cap market. Deloitte & Touche LLP made its initial presentation on March 31, 1999 to Johnnie R. Crean and Mark Schwartz, the Company's Vice President of Finance and Chief Financial Officer. Management believed that the presentation did not fully address the scope of what the Company would need to do to create a public market for its Common Stock. Management requested that Deloitte & Touche LLP rework the presentation to provide the step by step process needed to accomplish the goal. On April 6, 1999, the presentation was discussed at a meeting of the Company's board of directors. All of the Company's directors and Mark Schwartz were present at this meeting. On April 23, 1999, Deloitte & Touche LLP presented a revised presentation to Johnnie Crean and Mark Schwartz. Based on the presentation, the Company's management determined that it was unlikely that steps could be taken by the Company which would result in the creation of a market for the Company's stock.

        In order to provide a return to shareholders, Johnnie R. Crean proposed reducing the number of shareholders of the Company allowing the Company to be taxed as a subchapter "S" corporation and to pay dividends to its shareholders. The transaction structure as a merger of the Company into Acquisition Corp. was established as a result of various discussions between representatives of Deloitte & Touche LLP, legal counsel, Mr. Crean and Mark Schwartz, the Company's Vice President Finance and Chief Financial Officer during the period May to July 1999. The transaction structure will provide a return only to the selected shareholders who exchange their Common Stock of the Company for common stock of Acquisition Corp. Other shareholders will receive cash for their shares of Common Stock of the Company. No other options for providing a return to shareholders were considered.


         On July 2, 1999, the Company engaged Marshall & Stevens to provide a fairness opinion for the proposed transaction.


        Mr. Crean called a meeting of the board of directors of the Company for July 20, 1999 to consider the proposed transaction. All of the directors and a representative of Marshall & Stevens, Incorporated attended the meeting and discussed the proposed transaction, the fairness of the transaction and the price which shareholders receiving cash in the merger should receive. Counsel for the Company was present during portions of the meeting. The board of directors meeting was continued on July 21, 1999 at which time the board of directors unanimously approved the transaction and the price which shareholders receiving cash in the merger would receive. The price was determined based on a number of factors set forth under Item 8 with the heaviest weight placed on the lack of trading market for the Company's Common Stock and on the fairness opinion of Marshall & Stevens Incorporated which established a range of value per share of the Company's Common Stock. The board of directors of the Company selected the top of the range as the price at which to cash out the remaining shareholders and the selected shareholders who do not accept the offer to exchange their shares.

        Acquisition Corp. has offered selected shareholders of the Company the opportunity to exchange the shares of Common Stock of the Company owned by them for shares of common stock of Acquisition Corp. This offer was made by means of an offering documents which was mailed to the selected shareholders on July 28, 1999. The offer was made to all shareholders of the Company who Acquisition Corp. believed were eligible subchapter S shareholders and who held more than 16,000 shares of the Company's stock and to selected other shareholders of the Company who were directors, employees and former employees of the Company and former recreational vehicle dealers for the Company and relatives of Johnnie R. Crean. Some of the selected shareholders have contacted Mark Schwartz, the Company's Vice President Finance and Chief Financial Officer, and Carol Smith, a director and employee of the Company, with respect to such matters as how to obtain replacement stock certificates for lost certificates and how to complete the forms to indicate they will become Exchanging Shareholders. Mr. Crean has not had any other contact with the selected shareholders concerning the transaction.

        (b) Not Applicable.

Item 4. Terms of the Transaction.

        (a) Johnnie R. Crean and certain other shareholders of the Company collectively owning 90% or more of the Company's Common Stock (the "Exchanging Shareholders") will exchange their Common Stock of the Company for common stock of Acquisition Corp. Acquisition Corp. is a shell corporation with no assets and no liabilities which was formed for the purpose of this transaction. Each Exchanging Shareholder will receive one share of Acquisition Corp. stock for each share of the Company's Common Stock which is being exchanged by the Exchanging Shareholder. The Exchanging Shareholders will own 100% of the outstanding common stock of Acquisition Corp. Following the exchange, the Company will be merged into Acquisition Corp. with the result being that the Exchanging Shareholders will own all of the assets and business previously owned and operated by the Company.

        Shares of common stock of the Company owned by all shareholders of the Company other than Acquisition Corp. will be exchanged for cash. Each shareholder receiving cash will receive $2.75 for each share of the Company's common stock owned by such shareholder. The merger has been approved by the Board of Directors of the Company and Acquisition Corp. Approval of the Company's shareholders other than Acquisition is not required because the Company will be a 90% owned subsidiary of Acquisition Corp.


        The merger is expected to take place on or about September 30, 1999. Promptly following completion of the merger, shareholders who will be exchanging their shares for cash in the merger will receive a letter of transmittal and instructions for exchanging their shares for cash. Cash payment for a shareholder's shares will be made by the Company upon receipt of the completed letter of transmittal and share certificates from such shareholder. Approximately 350 shareholders will be exchanging their shares for cash.


        (b) Acquisition Corp. has offered selected shareholders of the Company the opportunity to exchange the shares of Common Stock of the Company owned by them for shares of common stock of Acquisition Corp. This offer was made by means of an offering documents which was mailed to the selected shareholders on July 28, 1999. The offer was made to shareholders of the Company who Acquisition Corp. believed were eligible subchapter S shareholders and who held more than 16,000 shares of the Company's stock and to selected other shareholders of the Company who were directors, employees and former employees of the Company and former recreational vehicle dealers for the Company or relatives of Johnnie R. Crean. The selected shareholders have the opportunity to decide whether or not to exchange their Common Stock of the Company for common stock of Acquisition Corp. The remaining shareholders of the Company will not have this opportunity.

        In the merger, the shares of common stock of the Company owned by Acquisition Corp. will be eliminated and the shares of common stock of the Company owned by all other shareholders of the Company will be exchanged for cash. Each shareholder receiving cash will receive $2.75 for each share of the Company's common stock owned by such shareholder. The effect of the exchange and merger is to cash out the minority shareholders of the Company and to allow certain shareholders owning 90% or more of the Company to continue the business of the Company.

Item 5. Plans or Proposals of the Issuer or Affiliate.

        The purpose of the merger is to enable the Company to reduce the number of shareholders of the Company so that the Company is eligible to file an election to be taxed as a subchapter "S" corporation. The Company also intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and to discontinue filing reports under the Exchange Act.

        (a) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in an extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Company or its subsidiaries.

        (b) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

        (c) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

        (d) Following the election to be taxed under subchapter "S," Acquisition Corp. plans to distribute its entire net income as dividends to its shareholders each year.

        (e) Acquisition Corp. intends to elect to be taxed under subchapter "S". As a subchapter "S" corporation, Acquisition Corp. will generally be treated in the same manner as a partnership for tax purposes. Acquisition Corp. will not pay tax at the corporate level with certain limited exceptions. Its profit and loss will be passed through to its shareholders and included on their individual tax returns. There are no other plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in any other material change in the Company's corporate structure or business. The board of directors and officers of Acquisition Corp. will be the same as the board of directors and officers of the Company. The shareholders of Acquisition Corp. will by the Exchanging Shareholders. Mr. Crean , his sister, brother, sister-in-law and trusts for his children, nieces and nephews presently own 82.5% of the Company's Common Stock and are expected to own approximately 91.7% of the Acquisition Corp. common stock.

        (f) There are no plans or proposals which relate to or would result in a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (g) Following the merger, the Company intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Exchange Act.

Item 6. Source and Amounts of Funds or Other Consideration.


        (a) The total amount of funds necessary for the exchange of shares for cash in the merger, plus the fees and expenses related to the merger, is estimated to be approximately $900,000. The Company intends to use its available cash balances to fund the exchange of shares for cash and associated fees and expenses. In the event the Company does not have sufficient available cash, Mr. Crean has expressed his willingness to provide the Company with sufficient cash to fund the exchange of shares for cash. In the event the Company requires cash to fund the exchange of shares, Mr. Crean may purchase accounts receivable from the Company or may advance the Company the funds. Any advance will bear monthly interest at Wells Fargo Bank's prime interest rate and will be due and payable upon demand. Any advance from Mr. Crean will be paid using cash flow from operations. The Company will not borrow funds from any other person for the transaction.


        (b) Expenses estimated to be incurred in connection with the Rule 13e-3 transaction are itemized as follows:

         Filing fees                     $   232
         Legal fees                       20,000
         Appraisal fees                   37,500
         Printing and mailing              2,500
         Depositary fees                   5,000
         Miscellaneous                       768
                                         -------
                                         $66,000
                                         =======

All expenses will be paid by the Company.

        (c) Not applicable.

        (d) Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a) The principal purpose of the merger is to enable the Company to reduce the number of shareholders of the Company so that the Company is eligible to file an election to be taxed as a subchapter "S" corporation. The offer was made to shareholders of the Company who Acquisition Corp. believed were eligible subchapter S shareholders and who held more than 16,000 shares of the Company's stock and to selected other shareholders of the Company who were directors, employees and former employees of the Company and former recreational vehicle dealers for the Company or relatives of Johnnie R. Crean. The reason for electing subchapter "S" status is to allow distributions of income to shareholders without the double taxation which results from payment of dividends by a corporation which has not elected subchapter "S" status since dividends are not deductible by a corporation for tax purposes. The Company also intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and to discontinue filing reports under the Exchange Act.

        (b) The Company engaged Deloitte & Touche LLP in order to provide the Company's management with specific steps necessary to create a market for the Company's stock. They addressed potential value scenarios and implications for the Company's market value, a process for creating a market for the Company's stock and an overview of the current trends of the small-cap market. Based on the presentation, the Company's management determined that it was unlikely that steps could be taken by the Company which would result in the creation of a market for the Company's stock.


        In order to provide a return to shareholders, Johnnie R. Crean proposed reducing the number of shareholders of the Company allowing the Company to be taxed as a subchapter "S" corporation and to pay dividends to its shareholders.

        The Company considered a reverse stock split and rejected this approach because the remaining shareholders would have included entities which are not eligible subchapter "S" shareholders and would have prevented the Company from achieving its goal of electing subchapter "S" status.

        (c) The Rule 13e-3 transaction was structured to allow Johnnie R. Crean, the Company's principal shareholder, to determine which shareholders of the Company would exchange their Common Stock for shares of Acquisition Corp. in the merger. Shareholders were selected based on the number of shares held (larger holders being included), whether the shareholder was an eligible subchapter "S" shareholder and based on relationships of the shareholders with the Company and Mr. Crean. Shareholders of the Company who Acquisition Corp. and Mr. Crean believed were eligible subchapter S shareholders and who held more than 16,000 shares (approximately 1/2 of 1%) of the Company's stock and to selected other shareholders of the Company who were directors, employees and former employees of the Company and former recreational vehicle dealers for the Company or relatives of Mr. Crean.

        The Rule 13e-3 transaction is being undertaken because of the financial benefit of electing subchapter "S" status. The reason for electing subchapter "S" status is to allow distributions of income to shareholders without the double taxation which results from payment of dividends by a corporation which has not elected subchapter "S" status since dividends are not deductible by a corporation for tax purposes.


        The transaction is being undertaken at this time as a result of the Company having used its available net operating losses and as a result of management's recognition of the ongoing inability of the Company to establish a trading market for the Company's Common Stock which was acknowledged by the presentation of Deloitte & Touche LLP which addressed potential value scenarios and implications for the Company's market value, a process for creating a market for the Company's stock and an overview of the current trends of the small-cap market. The presentation suggested that in order to create a market for the Company's stock the Company would need to increase the Company's float, reduce the ownership of Johnnie R. Crean to not more than 30% to 50% of the Company's Common Stock and design a plan to gain and keep the interest of institutional investors which would require attracting analysts, regularly communicating results and having available blocks of stock large enough to impact an institutional investor's portfolio without impacting the price of the stock. The presentation covered the recent trends and current outlook for investments by institutional investors in the small cap market. The presentation revealed that the Company's business plan may not be sufficiently compelling to attract credible analysts and long-term investors without the Company adopting an aggressive acquisition strategy or undertake a dramatic exploitation of its customer base and pursuing multiple new product lines. The presentation did not provide new information to management.


        The transaction will provide the opportunity for the Exchanging Shareholders to receive a return on their investment in the Company's Common Stock and will provide all other shareholders with cash in liquidation of their investment in the Company's Common Stock.

        (d) The merger transaction is not expected to have any affect on the Company. The transaction has no federal income tax consequences to the Company. The operations of the Company will be continued without significant change. The merger will not result in any change in the present Board of Directors or management of the Company.

        The shareholders of the Company will not be taxed on the exchange of their Common Stock of the Company for the common stock of Acquisition Corp. These shareholders will have basis in the shares of common stock received in the exchange equal to the purchase price paid for the shares of Common Stock of the Company. These shareholders will be benefited by the merger because they will have the opportunity to receive distributions of the net income of Acquisition Corp.

        There has not been an active trading market for the Company's common stock for many years and it is not anticipated that an active trading market will develop. The effect of the transaction on the shareholders not exchanging their Common Stock for Acquisition Corp. common stock will be to force these shareholders to exchange common shares of the Company for cash. These shareholders will have the benefit of liquidating their investment in the Company but will lose the opportunity to share in any future growth in the Company.

        The receipt of cash in exchange for shares of the Company's common stock pursuant to the merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for federal income tax purposes, a shareholder should recognize gain or loss equal to the difference between such shareholders' adjusted tax basis in the shares exchanged and the amount of cash received in exchange therefore. Such a gain or loss generally will be capital gain or loss if such shareholders' shares were held as a capital asset and will be long term capital gain or loss if, on the date of sale, the shares were held for more than twelve (12) months.

        The foregoing discussion may not apply to shares acquired by a shareholder pursuant to an employee stock plan or otherwise as compensation or to shareholders who are not citizens or residents of the United States.

        THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH SHAREHOLDER IS STRONGLY URGED TO CONSULT HIS/HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM/HER OF THE OFFER, INCLUDING THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Item 8. Fairness of the Transaction.

        (a) The Company, Acquisition Corp. and Mr. Crean have each concluded that the Rule 13e-3 transaction is fair to unaffiliated security holders.


        (b) In considering whether the Rule 13e-3 transaction is fair to unaffiliated security holders, the Company, Acquisition Corp. and Mr. Crean considered the lack of trading market for the securities, historical market prices for the Company's Common Stock, the presentation of Deloitte & Touche LLP regarding the steps necessary to create a market for the Company's stock, the historical and recent earnings performance of the Company, the Company's future prospects, the benefit to the Company's principal shareholders of electing to be taxed as a subchapter "S" corporation, the likelihood that the merger could be consummated, noting the timing of and conditions to the merger, and the expected effect of the announcement of the merger on relationships with the Company's customers, employees, distributors, and suppliers, the terms and conditions of the exchange and merger and the report of Marshall & Stevens Incorporated ("Marshall & Stevens") which was engaged by the Company to provide the Company with an opinion with respect to the fairness of the proposed exchange price in the transaction.

        There is only a limited trading market in the Company's Common Stock. During the first six months of 1999 only 9,000 shares of the Company's common stock was traded. The high/ask during this period ranged from $1.75 to $2.25 and the low/bid during this period ranged from $1.25 to $1.375. Based on the presentation of Deloitte & Touche LLP, the Company's management, Acquisition Corp. and Mr. Crean concluded that it was unlikely that an active trading market in the Company's Common Stock could be established. The price to be received by shareholders receiving cash in the merger of $2.75 exceeds the trading prices. This factor supports the fairness of the transaction.

        The historical and recent earnings performance of the Company is not reflected in the market for the Company's Common Stock. The Company believes that shareholders of the Company have not been able to sell their stock into the market at a fair price based on the historical and recent earnings performance of the Company. The transaction provides the shareholders with the opportunity to receive cash for their shares of the Company's Common Stock at a price which is reflective of the Company's historical and recent earnings performance. The Company believes that factor supports the fairness of the transaction.

        The Company's future prospects are believed to be good. The Company plans to grow its business within its means. The Company is considering entering into the lower-price recreational vehicle market but may in the future consider entering any and all segments of the recreational vehicle business. Evaluation of the Company's ability to design and produce a product which will be competitive in this market is in the early stages and is likely to require a capital infusion for new plant and equipment. The board of directors of the Company, Acquisition Corp. and Mr. Crean concur that it is uncertain at this time as to whether entering into this market will be profitable for the Company. It cannot be determined whether this factor supports or detracts from the fairness of the transaction.


        The price to be received by the shareholders receiving cash in the merger of $2.75 exceeds the Company's net book value. The Company's book value at April 30, 1999 was $3,739,005 or $1.23 per share. This factor supports the fairness of the transaction.

        The Company has not made any determination as to the liquidation value or going concern value of the Company. This factor does not support or detract from the fairness of the transaction.

        Mr. Crean has previously purchased shares of the Company's common stock for $.50 per share. This factor supports the fairness of the transaction.


        The Exchanging Shareholders will benefit from the election to be taxed as a subchapter "S" corporation because they will receive distributions of income as a return on their investment in the Company. This supports the fairness of the transaction to the Exchanging Shareholders but is not believed to detract from the fairness of the transaction to the other shareholders because it is believed that the cash price being received by such shareholders is fair from a financial point of view.

        Mr. Crean and Acquisition Corp. determined the shareholders who would be offered the opportunity to become Exchanging Shareholders. The fact that all shareholders are not being given the opportunity to become Exchanging Shareholders detracts from the fairness of the transaction since only selected shareholders will have the choice whether to continue to own an interest in the business of the Company or to accept cash for their shares of Common Stock of the Company. All other shareholders will be forced to accept cash for their shares of Common Stock of the Company. All other shareholders will be forced to accept cash for their shares of Common Stock of the Company. Other shareholders who may have wished to remain as shareholders of the continuing company will not have the opportunity to do so. This factor detracts from the fairness of the transaction.


        It is not believed that the transaction will have any affect on the Company's business or the relationship with its customers, employees, distributors, and suppliers. This factor supports the fairness of the transaction.

        The Company, Acquisition and Mr. Crean have each relied on the opinion of Marshall & Stevens with respect to the value of the Company and have each adopted the conclusions and analyses of Marshall & Stevens as set forth in the opinion. The opinion is described in detail under Item 9 below.


        Based upon an analysis of these factors, the Board of Directors determined unanimously that the terms and conditions of the Merger would be fair and in the best interests of the Company and its shareholders. Acquisition Corp. and Mr. Crean concurred with this conclusion. The Board of Directors of the Company, Acquisition Corp. and Mr. Crean did not find it practicable to, and did not attempt to, assign relative weights to the specific factors considered by them but significant weight was placed on the lack of trading market in the Company's Common Stock and the fairness opinion of Marshall & Stevens.

        (c) The structure of the transaction does not require the approval of a majority of the unaffiliated security holders. Johnnie R. Crean owns 77.9% of the Company's common stock and is able to approve the transaction without a vote of unaffiliated security holders. California law provides that a corporation such as Acquisition Corp. which will own 90% of the Common Stock of the Company may merge the Company into itself without approval of the shareholders of the Company. The shareholders receiving cash in the merger will have dissenter's rights available to them in the transaction. The Company, Alfa Acquisition and Mr. Crean believe that this statutory authority and the availability of dissenters rights is sufficient to ensure the fairness of the transaction without the approval of a majority of the unaffiliated security holders which is not legally required.


        (d) No unaffiliated representative has been retained by the directors who are not employees of the Company to act on behalf of the unaffiliated security holders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the transaction. The Company retained Marshall & Stevens to prepare a report concerning the fairness of the transaction. This fairness report was obtained for purposes of confirming the fairness of the transaction to the unaffiliated security holders. The Company, Alfa Acquisition and Mr. Crean believe that the statutory authority for the transaction, the availability of dissenters rights and the obtaining of a fairness report is sufficient to ensure the fairness of the transaction without the need for an unaffiliated representative retained by the non-employee director to act on behalf of the unaffiliated security holders.

        (e) Approval of the sole director who is not an employee of the Company was sought and obtained with respect to the transaction.

        (f) During the preceding eighteen (18) months, no firm offers of which the Company is aware have been made by any unaffiliated person for (i) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (ii) the sale or transfer of all or any substantial part of the assets of the Company or (iii) securities of the Company which would enable the holder thereof to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

        The following information is provided concerning the fairness opinion of Marshall & Stevens:

             (a) The Company has received an opinion from an outside party relating to the fairness of the consideration to be offered to security holders of the class of securities which is the subject of the Rule 13e-3 transaction.

             (b)(1) The Company retained Marshall & Stevens to provide an opinion with respect to the fairness of the amount of cash to be exchanged for shares in the merger from a financial point of view. Marshall & Stevens holds itself out as a national leader in the field of professional appraisal and valuation consultation.

             (b)(2) Marshall & Stevens was established in 1932 and has offices throughout the United States. Its appraisal practice encompasses all types of properties and businesses, including merger valuation counseling. It also provides expert witness testimony regarding valuation decisions.

             (b)(3) Marshall & Stevens was selected based on its qualifications, the time period estimated to complete the analysis and fairness opinion and the cost.

             (b)(4) No material relationship exists or is contemplated between
(i) Marshall & Stevens and (ii) the Company. The Company has paid Marshall & Stevens Incorporated a fee of $37,500 for its services in valuing the Company and providing the fairness opinion.

             (b)(5) Marshall & Stevens concluded that the per share consideration to be received by the shareholders receiving cash in the merger in a range of $2.72 to $2.75 is fair to such shareholders from a financial point of view. Following this conclusion by Marshall & Stevens independent of the Company, the board of directors of the Company determined that the price would be $2.75 per share.

             (b)(6) In arriving at its opinion, Marshall & Stevens made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, it did the following:

                  1. Analyzed and inspected the Company's statements for the fiscal years ended April 30, 1997 through 1999 audited by Deloitte and Touche LLP; June 30, 1995 and 1996 audited by Coopers & Lybrand LLP; Form 10-K for the year ended April 30, 1999; and the interim internally prepared financial statements for the period ended June 20, 1999, identified by the management as the most current financial statements available.

                  2.       Inspected copies of the following documents:

                           o "Draft" Certificate of Ownership and Articles of Merger dated _________, 1999 received on July 6, 1999.

                           o   Internally prepared financial projections.

                           o Federal Tax Return for the year ended April 30, 1998.

                           o Fairness opinion prepared by William R. Black dated March 31, 1998. According to this fairness opinion, a per share price of $.50 was considered fair to the minority shareholders.

                           o Presentation of Independent Consultant outlining the strategic process to create a market for the Company's stock.

                           o Various product brochures and other literature relative to the Company's services.

                  3. Performed a search of companies considered comparable to the Company provided by Moody's and Compustat's Databases and Mergerstat Review 1998.

                  4. Analyzed weekly stock prices for the Company provided by Bloomberg LP.

                  5. Visited the Company's headquarters and conducted telephone interviews with and relied upon the representations of Vice President of Finance and Administration, Mark Schwartz, concerning the operations, financial condition, future prospects, and projected operations and performance of the Company.

There was no limitation imposed by the Company or any affiliate on the scope of Marshall & Steven's investigation.

        In preparing its opinion, Marshall & Stevens performed a variety of financial and comparative analyses. Marshall & Stevens made assumptions in conjunction with management with respect to assets, financial conditions, and other matters, many of which are beyond the control of the Company.

        The analyses made in conjunction with its opinion included those factors and considerations specified in IRS Revenue Ruling 59-60. This ruling is most commonly prescribed as a guide for the valuation of closely held businesses or thinly traded public companies and securities.

        SELECTED COMPARABLE COMPANY ANALYSIS. The comparable company analysis requires that an analysis be made of publicly traded companies considered comparable to the appraised company with regard to industry, performance, and/or markets exploited. This analysis is predicated on the theory that the market value of a company can be estimated by deriving market multiples from publicly traded companies that relate their stock prices to earnings, cash flows, or other measures and then applying these market multiples to the respective earnings, cash flows, or other measures of the appraised company.

        Marshall & Stevens conducted a search of Moody's database of over 15,000 publicly traded companies to determine if any could be utilized in its analysis. After screening applicable SIC codes and other relevant criteria, Marshall & Stevens selected public companies that most closely resembled the Company in terms of lines of business and markets served. While this screening process did not provide any public companies that were identical in all respects to the Company, it did provide several that were sufficiently comparable to be considered alternative investment possibilities making them useful benchmarks for valuation purposes as follows:

        o Coachmen Industries, Inc.
        o Fleetwood Enterprises
        o Holiday RV Superstores, Inc. o Monaco Coach Corp.
        o National RV Holdings o Rexhall Industries, Inc.
        o Skyline Corp.
        o Thor Industries, Inc.
        o Winnebago Industries

        Marshall & Stevens computed market value multiples of invested capital-to-earnings before interest and taxes (EBIT), invested capital-to-earnings before interest taxes, depreciation and amortization (EBITDA) of the aforementioned public companies, invested capital-to-debt free net income and market value to net income and applied these multiples to the corresponding earnings measures for the Company based on the latest fiscal year. These multiples ranged from: (1) market value-to-net income, High 22.2, Median
13.3 and Low 7.4; (2) invested capital-to-EBITDA multiple, High 14.0, Median 8.5 and Low 5.8; (3) invested capital-to-EBIT, High 16.4, Median 9.7 and Low 6.1; and (4) invested capital-to-debt free net income, High 21.9, Median 13.3, and Low 9.4.

        Marshall & Stevens utilized these invested capital multiples (also referred to as debt-free multiples) because they permit it to value the Company irrespective of the variations inherent in its capital structure and income tax rates as compared to the public companies. Marshall & Stevens also utilized the market value to net income multiples, since management believes that this multiple is a valid indicator of market value in the recreational vehicle segment of the leisure time industry.

        Since the common stock of the Company is thinly traded, its shares are characterized as having limited identity and as lacking solid market shares. Historically, publicly traded companies tend to be larger, more sophisticated with solid market shares and often strong public identities, so they are more likely to command correspondingly higher multiples. Marshall & Stevens therefore chose multiples below the median range to apply to the corresponding financial measures for the Company. Marshall & Stevens also considered the Company's size, diversification, financial condition, revenue growth and performance relative to Fleetwood Enterprises and Rexhall Industries, Inc.

        After multiplying the respective revenue measures of the Company by the selected multiples and then subtracting any interest-bearing debt, if applicable, Marshall & Stevens generated a preliminary indicated equity value, which represents the aggregate minority value (minority interests traded in the public marketplace) of the Company before estimated marketability discounts.

        As a result of its analysis using comparable publicly traded companies prior to a discount for marketability, the indicated market value of the shareholders' equity of the Company on a controlling interest basis, as of July 19, 1999, was $8,600,000.

        DISCOUNTED CASH FLOW ANALYSIS. Marshall & Stevens performed a discounted cash flow analysis of projected net debt-free cash flow (EBIT less taxes, capital expenditures, changes in working capital plus noncash charges) of ALFA based on certain operating and financial assumptions provided by ALFA Management. This projection incorporated various assumptions as to revenue growth of 5%, operating margins, income taxes at 40%, depreciation, capital expenditures, working capital levels and capitalization rate, all of which are critical to its Opinion.

                   NET DEBT FREE CASH FLOW ("NDCF") PROJECTION

                        Actual                        April 30,
       ($000s)           1999           2000             2001            2002         2003         2004
       --------         -------        -------         -------         -------      -------      -------
       Revenues         $39,147        $43,400         $45,000         $47,250      $49,613      $52,093
       EBIT               1,475          2,203           2,282           2,291        2,406        2,526
       NDCF                 N/A            861             971           1,180        1,269        1,362

In summary, the above projection is forward-looking information prepared by management and thus, is heavily dependent and contingent upon future events with respect to industry performance, economic conditions, and the ability of the Company to meet these cash flow projections. Overall, this projection reflects significant increases in revenues and earnings before interest and taxes (EBIT) when compared to historical operations.

        This debt-free cash flow was capitalized at a capitalization rate of 17% by utilization of the weighted average cost of capital (WACC). The WACC is a function of (1) cost of debt; (2) cost of equity;

(3) industry capital structure; and (4) cumulative federal and state taxes. The cost of equity considers such factors as equity risk premiums, inflation rates, interest rates, and the inherent business risk of the Company and the industry as a whole. Marshall & Stevens then added a residual year (year beyond the discrete projection time period to reflect the going concern value of ALFA into perpetuity) to derive a present value. From this present value, Marshall & Steven subtracted the interest-bearing debt to arrive at an equity value.

        As a result of its analysis using net debt free cash flow prior to a discount for marketability, Marshall & Stevens determined that the indicated market value of the shareholders' equity of the Company on a minority interest basis, as of July 19, 1999, was $9,000,000.

         RECAPITULATION.

                   ANALYSIS                    MARKET VALUE
                   --------                    ------------
         Selected Comparable Company            $8,600,000
         Discounted Cash Flow                   $9,000,000

        In deriving a final conclusion, Marshall & Stevens reconciled the value indications by weighting their relative significance depending upon the circumstances and the quantity of reliable market data. The selected comparable company analysis reflects the consensus of many investors relative to the historical profitability of public companies considered comparable to the Company. The discounted cash flow analysis considers the future profit potential coupled with the riskiness of that return, and avoids the difficulty in identifying public companies considered comparable to the Company. In its analyses, Marshall & Stevens applied various sensitivity weightings to the Selected Comparable Company analysis and Discounted Cash Flow analysis: 50-50% and 30-70%, respectively.

        Marshall & Stevens also considered the stock trading price of $2.00 as of April 23, 1999 for 300 shares (the most currently available trading price proximate to the opinion date). Another transaction was reported on July 9, 1999 at the bid price of $2.125 per share for 1,000 shares. According to documentation furnished by the Company from American Stock Transfer & Trust Company, this July transaction appears to have been misreported by Bloomberg LP. In actuality, 1,000 shares (subject to Rule 144) of the Company were issued as a result of the exercise of 1,000 stock options at $0.50 per share by shareholder, Robert Rudolph, on July 9, 1999. Thus, no sales transactions appear to have occurred subsequent to April 23, 1999.

        The impact of marketability on the market value of the common stock has been analyzed and commented upon by a number of sources. Various restricted stock studies initial public offering studies and court cases indicate that marketability discounts can be significant ranging from 25% to 45%. However, the Company's common shares are more liquid than closely held shares, since they are publicly traded, but still suffer some impaired marketability due to limited visibility. Additionally, the sale of a large block of shares (estimated at greater than 10%) could also depress the per share price. Marshall & Stevens analyzed the differential between the ask (high) and bid (low) pricing spreads for the Company's common shares from February 9, 1998 through July 19, 1999 and determined that the differential spread was 7.4%. In Marshall & Stevens opinion, a marketability discount of 5% would be appropriate.

        Marshall & Stevens also included the impact of dilution triggered by the potential exercise of the vested stock options outstanding as of the Opinion date. The proceeds from the exercise of 26,000 options (130,000 issued, 20% vested) at an exercise price of $0.50 will be $13,000.

        Based on the information and analyses summarized in its report, its various sensitivity weightings and a discount for marketability, it is Marshall & Stevens' opinion that the market value of the stockholders' equity of the Company, on a fully diluted minority interest basis, as of July 19, 1999, ranges from $8,370,000 to $8,450,000 or $2.72 to $2.75 per share.

        Based on its analysis, Marshall & Stevens rendered its opinion that the proposed cash amount to be paid in exchange for shares in the merger of $2.75 per share is fair from a financial point of view to the shareholders of the Company which will receive cash in the merger.

        (c) A copy of the opinion of Marshall & Stevens Opinion will be provided to each shareholder of the Company.


        The following information is provided concerning the presentation of Deloitte & Touche LLP:

        (a) The Company has received a presentation from an outside party relating to the Rule 13e-3 transaction.

        (b)(1) The Company retained Deloitte & Touche LLP provide the Company's management with the specific steps necessary to create a market for the Company's stock.

        (b)(2) Deloitte & Touche LLP is a nationally recognized accounting firm which offers corporate finance services.

        (b)(3) Deloitte & Touche LLP was selected because its is the Company's auditors.

        (b)(4) Deloitte & Touche LLP serves as the Company's auditors. No other material relationship exists or is contemplated between (i) Deloitte & Touche LLP and (ii) the Company. The Company paid Deloitte & Touche LLP approximately $15,000 for its services in preparing the presentation. The Company paid Deloitte & Touche LLP approximately $45,000 for audit and tax services in 1999, approximately $42,000 for audit and tax services in 1998 and approximately $40,000 for audit and tax services in 1997.

        (b)(5) The presentation did not relate to the fairness of the consideration to be paid in the transaction.

        (b)(6) In preparing the presentation, Deloitte & Touche LLP interviewed market makers and analysts and made such analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, it did the following:

        Deloitte & Touche LLP presented two potential growth scenarios for the Company assuming that the Company's stock would trade at multiples similar to multiples of the Company's industry peers. The Company provided two sets of revenue projections to Deloitte & Touche to determine if either scenario would form a sufficient basis for the development of a market for the stock.

        Scenario 1 revenues were based on the assumption that the Company would develop a product to address the low-price segment of the fifth wheel travel trailer market. The Company had not made the decision to enter into the low-price segment of the fifth wheel travel trailer market. This was simply one possible business plan that the Company was evaluating.

        Scenario 2 revenues were based on the Company developing an aggressive growth plan which would result in three to five times the growth in revenues and profits of the other plan. Scenario 2 was presented as an example only of whether there was any growth plan which would enable the Company to create a market for its stock. Management did not consider implementing a plan which would achieve these results as management believes that such a plan is beyond the Company's ability to achieve and not even something management would consider attempting.

        Each scenario assumed stock price increases based on a price earnings ratio of 6 to 9 times which would allow the Company to issue additional shares to fund the planned expansion and that the Company would raise $2,000,000 net of underwriting fees in the year 2000.

        Neither scenario is representative of the Company's plans. The Company explained this to Marshall & Stevens in connection with the preparation of the Marshall & Stevens' fairness opinion. The revenue projections in the Marshall & Stevens opinion are representative of the Company's current plans.

        The Company believes that the valuation scenarios were included in the presentation to illustrate how the Company would fit into what Deloitte & Touche identified as the "small cap" market.

        The presentation highlighted the need for the creation of liquidity in the Company's stock including factors such as high earnings growth potential, confidence in earnings stream and sizable investment potential which drive the creation of liquidity. The presentation highlighted the need to increase the Company's float (shares not owned by insiders), decrease the majority shareholder's ownership and increase the perceived value of the stock.

        The presentation suggested that in order to create a market for the Company's stock the Company would need to increase the Company's float, reduce the ownership of Johnnie R. Crean to not more than 30% to 50% of the Company's stock and design a plan to gain and keep the interest of institutional investors which would require attracting analysts, regularly communicating results and having available blocks of stock large enough to impact an institutional investor's portfolio without impacting the price of the stock. The presentation summarized the recent trends and current outlook for investments by institutional investors in the small cap market.

        The presentation revealed that the Company's business plan may not be sufficiently compelling to attract credible analysts and long-term investors without the Company adopting an aggressive acquisition strategy or undertaking a dramatic exploitation of its customer base and pursuing multiple new product lines.

        The presentation advised that if the Company decided to pursue a strategy aimed at creating a market for its stock in today's public environment, the Company would need to reconsider its current business plan and develop a plan that would entice greater interest from the investment community.

        The presentation did not include any discussion of the Schedule 13E-3 transaction.

        There was no limitation imposed by the Company or any affiliate on the scope of Deloitte & Touche LLP's presentation.

        (c) A copy of the slides from the Deloitte & Touche LLP power point presentation will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or his representative who has been so designated in writing.


Item 10.  Interest in Securities of the Issuer.


         (a) Mr. Crean beneficially owns 2,367,239 shares or 77.9% of the Company's Common Stock including 2,282,408 shares held in a living trust over which Mr. Crean has sole voting and investment power and including 43,200 shares held by trusts for the benefit of the children of Mr. Crean of which Mr. Crean is co-trustee.


                  Alfa Acquisition does not beneficially own any shares of the Company's Common Stock but will become the owner of 90% or more of the Company's Common Stock prior to completion of the transaction.

         (b) Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         On March 31, 1992, the Company obtained a line of credit in the amount of $2,000,000 (the "Loan") from Merlin Financial, Inc., a Nevada corporation ("Merlin"). This Loan is guaranteed by Mr. Crean. The use of proceeds of the Loan was restricted to the following: (1) up to $550,000 to Mr. Crean and any other existing secured lenders to pay off all existing secured loans, (2) payments to unsecured trade creditors as determined by the Company, (3) fire insurance upon the assets and business naming Merlin as a loss payee with coverage equal to the replacement cost of the assets and business interruption insurance sufficient to pay Merlin as well as other vendors necessary to continue operations of the Company's business for six months, (4) reimbursement to Merlin of all attorneys' fees paid by Merlin in respect of the Loan and (5) the balance for working capital of the Company.

        The Loan is payable upon demand by Merlin pursuant to a 90 day written notice. The Company has received a written representation from Merlin that a demand for principal payment will not be made through the end of fiscal year 2000. The interest rate on the Loan is the Bank of America prime plus 1%, or such lesser rate permitted by California law. Interest is payable monthly on the outstanding principal and any unpaid interest is added to the Loan principal. Any default by the Company in repayment of the Loan entitles Merlin to demand immediate repayment of the Loan balance and to pursue all remedies available.

        The Loan is intended to serve as a line of credit and the Company is obligated to reduce the principal balance as much and as frequently as possible and as Merlin may instruct from time to time. The security for the Loan is a first priority lien on all of the Company's assets, both tangible and intangible, as well as the personal guarantee of Mr. Crean. Mr. Crean's guarantee is secured by the pledge of all of his shares of common stock of the Company.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        (a) No executive officer, director or affiliate of the Company or any person enumerated in instruction C of this statement will receive cash in exchange for shares of common stock of the Company in the merger. There is no vote of executive officers, directors or affiliates of the Company or any person enumerated in instruction C of this statement in connection with the merger.

        (b) No executive officer, director or affiliate of the Company or any person enumerated in instruction C of this statement have made a recommendation in support of or opposed to the Rule 13e-3 transaction. The Board of Directors of the Company have determined that the merger is fair from a financial point of view to the shareholders receiving cash in the merger.

Item 13. Other Provisions of the Transaction.

        (a) If the merger is completed, certain of the record holders of the Company's Common Stock who object to the merger may have the right to dissent with respect to the merger and, subject to certain conditions, receive a cash payment equal to the fair market value of their shares under the California General Corporation Law.

        In order to perfect his or her dissenter's rights, a record holder of the Company's Common Stock must (i) vote his or her dissenting shares against the merger, (ii) make written demand upon the Company to purchase his or her dissenting shares not later than the date of the shareholders meeting held to approve the merger, (iii) submit the stock certificates representing his or her dissenting shares to the Company, for notation that they represent dissenting shares, within thirty days after the mailing by the Company to shareholders who voted against the merger of a notice stating that the merger has been approved by the shareholders, and (iv) file an action in court within six months after the date on which notice stating that the merger has been approved by the shareholders is mailed to the Company's shareholders who voted against the merger, but only if the Company and the shareholder are unable to reach agreement on the price to be paid for the dissenting shares, all as more particularly described below. Failure to take any of the required steps described herein may result in a loss of such dissenters' rights.

        Dissenters' rights cannot be validly exercised by persons other than the record holders of the Company's Common Stock, regardless of the beneficial ownership thereof. Persons who are beneficial owners of the Company's Common Stock but whose shares are held of record by another person, such as a broker, a bank or a nominee, should instruct the record holder to follow the procedure outlined below if they wish to dissent from the merger with respect to any or all of their shares.

        Under Sections 1300 to 1312 of the California General Corporation Law, any shareholder of record of the Company who votes any or all of his or her shares against the merger and who intends to exercise his or her dissenter's rights must, on or before the date of the shareholders meeting held to approve the merger, submit to the Company at its principal executive offices, 13501 5th Street, Chino, California 91710, Attention: Secretary, a written demand that the Company purchase for cash some or all of his or her shares voted against the merger, which demand shall state the number of shares which he or she demands that the Company purchase and the amount which the shareholder claims to be the fair market value of those shares as of July 21, 1999, the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation because of the proposed merger.

        Dissenters' rights may not be perfected with respect to any shares unless such shares are voted against the merger. A record shareholder may vote part of the shares which he or she is entitled to vote in favor of or in abstention with respect to the merger without jeopardizing appraisal rights as to shares voted against the merger; however, if a record shareholder votes part of the shares he or she is entitled to vote in favor of the merger and fails to specify the number of shares he or she is voting in favor of the merger, it is conclusively presumed under California law that his or her approving vote is with respect to all shares which he or she is entitled to vote. A vote to abstain will not constitute a vote against the merger. Further, voting against the merger will not of itself, absent compliance with the other provisions summarized herein, satisfy the requirements of the California General Corporation Law for exercise of dissenters' rights.

        Within ten (10) days after the approval of the merger by the shareholders, the shareholders who voted against the merger and made a timely demand for purchase and who are entitled to require the Company to purchase their shares, will be notified by the Company of such approval and the Company will offer all of these shareholders a cash price for their shares that the Company considers to be the fair market value of the shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger. The notice will also contain a brief description of the procedures to exercise their rights to have the Company purchase their Common Stock and will attach a copy of the relevant provisions of the California General Corporation Law.

        A dissenting shareholder must submit to the Company or its transfer agent at the addresses set forth above, within thirty days after the Company mails to him or her notice of shareholder approval of the merger, certificates representing the dissenting shares which he or she demands that the Company purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. The notice of shareholder approval of the merger will specify the date by which the submission of certificates for endorsement must be made to the Company, and a submission made after such date will not be effective for any purpose. No other notices will be given by the Company of any dates upon which any shareholder action is required to exercise dissenters' rights.

        If the Company and a dissenting shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the Company, upon surrender of the certificates evidencing such shares, will make payment of that amount (plus interest thereon from the date of such agreement) within thirty days after such agreement or within thirty days after the satisfaction of any statutory or contractual conditions, whichever is later. Any agreement fixing the fair market value of any dissenting shares between a dissenting shareholder and the Company shall be filed with the Secretary of the Company.

        If the Company denies that the shares are dissenting shares, or the Company and the dissenting shareholder fail to agree on the fair market value of the shares, the dissenting shareholder may, within six months after the date on which notice of shareholder approval of the merger was mailed to the shareholder, but not thereafter, file a complaint in the Superior Court of the County of Orange, State of California, requesting that the Court determine whether the shares are dissenting shares and the fair market value of such dissenting shares. The costs of the action will be assessed or apportioned as the

Court considers equitable, but, if the appraised fair market value is determined to exceed the price offered to the shareholder by the Company, the Company will be required to pay the costs of the action and may be required to pay counsel fees.

        A dissenting shareholder may not withdraw his or her dissent or demand for payment without the consent of the Company by its Board of Directors. The rights of dissenting shareholders to demand payment terminates if, among other things, the merger is abandoned or if the shares are transferred prior to submission for endorsement as dissenting shares.

        Any demands, notices, certificates or other documents required to be delivered to the Company may be sent to: Alfa Leisure, Inc., 13501 5th Street, Chino, California 91710, Attention: Secretary.

        (b) Unaffiliated security holders may obtain access to the corporate files of the Company (at the expense of the Company) by contacting the Company.

        (c) Not applicable.

Item 14. Financial Information.

        (a) (1) Audited financial statements of the Company as of April 30, 1999 and 1998 and for the fiscal years ended April 30, 1999 and 1998 required to be filed with the Company's most recent annual report on Form 10-K are attached hereto.

            (2) Not Applicable.

            (3) Not applicable.

            (4) The Company's book value per share as of April 30, 1999 was
                $1.23.

        (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

        (a) It is anticipated that the Company may utilize the Company's facilities and administrative personnel to mail written materials and to respond to shareholder inquiries.

        (b) The Company does not intend to employ, retain or compensate persons to make solicitations or recommendations in connection with the Rule 13e-3 transaction. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Item 16. Additional Information.

         Not applicable.

Item 17.  Material to be Filed as Exhibits.


        (a) Form of Promissory Note.



        (b)(1) Fairness opinion rendered by Marshall & Stevens Incorporated incorporated by reference to Schedule 13E-3, Item 17 filed by Alfa Leisure, Inc. on July 28, 1999.

        (b)(2) Presentation of Deloitte & Touche LLP dated April 23, 1999.


        (c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate are incorporated by reference to Schedule 14D-1, Item 11(c) filed by Mr. Crean on May 12, 1994.

        (d) Notice of Merger and Dissenter's Rights incorporated by reference to
Schedule 13E-3, Item 17 filed by Alfa Leisure, Inc. on July 28, 1999.

        (e) Chapter 13 of the California General Corporation Law incorporated by reference to Schedule 13E-3, Item 17 filed by Alfa Leisure, Inc. on July 28, 1999.

        (f) None.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 7, 1999                  ALFA LEISURE, INC.



                                         By:  /s/ MARK A. SCHWARTZ
                                              ----------------------------------
                                                  Mark A. Schwartz,
                                                  Chief Financial Officer

                                         ALFA LEISURE ACQUISITION CORP.


                                         By:  /s/ MARK A. SCHWARTZ
                                              ----------------------------------
                                                  Mark A. Schwartz,
                                                  Chief Financial Officer


                                         /s/  JOHNNIE R. CREAN
                                         ---------------------------------------
                                              Johnnie R. Crean

INDEPENDENT AUDITOR'S REPORT


Board of Directors and Shareholders
Alfa Leisure, Inc.

We have audited the accompanying consolidated balance sheets of Alfa Leisure, Inc. and subsidiary (the "Company") as of April 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at April 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1999 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP


Los Angeles, California
June 18, 1999

                               ALFA LEISURE, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                     ------

                                                       April 30,
                                                 --------------------
                                                 1999            1998
                                                 ----            ----
Current Assets:
Cash and cash equivalents                     $   80,727     $  410,671
Restricted cash                                  126,260        150,247
Accounts receivable                            1,922,919      1,614,276
Inventories                                    1,626,516      1,415,794
Prepaid expenses and other current assets         98,143        139,623
Deferred income tax asset - current              144,008          7,438
                                              ----------     ----------

Total Current Assets                           3,998,573      3,738,049

Property, plant and equipment, net             2,308,933      1,300,407
Other assets and deposits                         45,000         50,064
Deferred income tax asset                        566,832        470,403
                                              ----------     ----------

Total Assets                                  $6,919,338     $5,558,923
                                              ==========     ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities:
Accounts payable                              $1,876,356     $1,271,896
Accrued expenses                                 521,733        596,805
Accrued compensation                             555,428        586,028
Note payable to President                        218,616              0
                                              ----------     ----------
Total Current Liabilities                      3,172,133      2,454,729

Deferred income                                    8,200          8,200
                                              ----------     ----------

Total Liabilities                              3,180,333      2,462,929
Commitments and Contingencies (Note 6)
                                              ----------     ----------

Stockholders' equity:
Common stock, authorized 30,000,000 shares
  of no par value; issued and
  outstanding 3,048,137 shares at
  April 30, 1999 and April 30, 1998
  respectively                                    62,000         62,000
Note receivable from President                         0       (363,236)
Retained earnings                              3,677,005      3,397,230
                                              ----------     ----------

Total Stockholders' Equity                     3,739,005      3,095,994
                                              ----------     ----------
Total Liabilities and
  Stockholders' Equity                        $6,919,338     $5,558,923
                                              ==========     ==========

See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                ----------------


                                               For the Years Ended April 30,
                                        -------------------------------------------
                                           1999            1998            1997
                                        -----------     -----------     -----------
Sales                                   $39,146,987     $36,025,591     $28,590,285

Cost of sales                            34,100,426      31,186,855      24,951,677
                                        -----------     -----------     -----------

Gross profit                              5,046,561       4,838,736       3,638,608


Selling, general and administrative       3,571,871       3,249,093       3,002,621
                                        -----------     -----------     -----------

Income from operations                    1,474,690       1,589,643         635,987

Interest and other expense                   16,767          79,672         197,411
                                        -----------     -----------     -----------

Income before income taxes                1,457,923       1,509,971         438,576

Provision for income taxes                  568,378         165,342         109,032
                                        -----------     -----------     -----------

Net income                              $   889,545     $ 1,344,629     $   329,544
                                        ===========     ===========     ===========
Net income per share - basic
         and diluted                    $       .29     $       .44     $       .11
                                        ===========     ===========     ===========


Weighted average shares
         outstanding - basic
         and diluted                      3,048,137       3,048,137       3,050,000
                                        ===========     ===========     ===========



See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                For the Years Ended April 30, 1999, 1998 and 1997

                                ----------------

                                       Common Stock
                                    -------------------
                                                                Note receivable    Retained
                                    Shares          Amount      from President     earnings
                                   ---------      ----------    ---------------   ----------

Balance, April 30, 1996            3,050,000      $   62,000      $ (402,390)     $1,723,057

Net advances to president                                            (37,402)

Net income                                                                           329,544

Cancellation of shares                (1,863)
                                  ----------      ----------      ----------      ----------

Balance, April 30, 1997            3,048,137          62,000        (437,792)      2,052,601

Net income                                                                         1,344,629

Net reductions from president                                         76,556
                                  ----------      ----------      ----------      ----------

Balance, April 30, 1998            3,048,137          62,000        (363,236)      3,397,230

Net income                                                                           889,545

Net advances to president                                           (119,526)

Capital distribution (Note 3)                                        482,762        (609,770)
                                  ----------      ----------      ----------      ----------

Balance, April 30, 1999            3,048,137      $   62,000      $        0      $3,677,005
                                  ==========      ==========      ==========      ==========


See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ----------------

                                                         For the Years Ended April 30,
                                                 ---------------------------------------------
                                                    1999             1998              1997
                                                 -----------      -----------      -----------
Cash flows from operating activities:

Net income                                       $   889,545      $ 1,344,629      $   329,544

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                        247,996          174,221           12,887
Changes in operating assets and liabilities:
Deferred income taxes                                170,717           53,555            8,874
Accounts receivable                                 (308,643)         154,877           47,500
Inventories                                         (210,722)        (116,153)         395,157
Prepaids and other assets                             41,480          (29,128)         (64,938)
Accounts payable                                     691,074         (644,715)         115,501
Accrued compensation                                 (30,600)         167,554           31,213
Accrued expenses                                    (161,686)         180,964            4,377
                                                 -----------      -----------      -----------
 Net cash provided by
   operating activities                            1,329,161        1,285,804          996,115
                                                 -----------      -----------      -----------
Cash flow from investing activities:

Acquisition of property, plant and equipment      (1,360,238)        (371,474)         (95,350)
Deposits                                               5,064                0          (10,000)
Restricted cash                                       23,987             (897)          59,792
                                                 -----------      -----------      -----------
  Net cash used in investing activities           (1,331,187)        (372,371)         (45,558)
                                                 -----------      -----------      -----------

(continued)


See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                                ----------------

                                                    For the Years Ended April 30,
                                             -----------------------------------------
                                                1999            1998           1997
                                             -----------    -----------    -----------
Cash flows from financing activities:

Net decrease in notes payable                $   (81,384)   $         0    $         0
         to President
Net (increase) decrease in note receivable
         from President                          363,236         76,556        (37,402)
Principal payments on line of credit                   0       (972,500)    (1,025,000)
Capital distribution (Note 3)                   (609,770)             0              0
                                             -----------    -----------    -----------

Net cash (used in) financing activities         (327,918)      (895,944)    (1,062,402)
                                             -----------    -----------    -----------

Net (decrease) increase in cash                 (329,944)        17,489       (111,845)

Cash and cash equivalents at
         beginning of year                       410,671        393,182        505,027
                                             -----------    -----------    -----------

Cash and cash equivalents at
         end of year                         $    80,727    $   410,671    $   393,182
                                             ===========    ===========    ===========

Supplemental cash flow disclosures:

Interest paid                                $    16,767    $    79,672    $   192,482
                                             ===========    ===========    ===========

Income taxes paid                            $   402,000    $   111,141    $   111,490
                                             ===========    ===========    ===========

Supplemental Investing and Financing Activities - In connection with the purchase of land and buildings from a corporation owned by the Company's Chairman, for $1,575,000, $300,000 was paid in the form of a promissory note due upon demand (see Note 3).


See accompanying notes to consolidated financial statements.

                              ALFA LEISURE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  -------------

1.  Summary of Significant Accounting Policies:
    -------------------------------------------

General:
--------

The Company manufactures and sells recreational vehicles which are distributed by independent dealers located throughout the United States but concentrated in the western and southwestern portions of the United States.

Consolidation:
--------------

The consolidated financial statements include the accounts of Alfa Leisure, Inc. and its inactive, wholly owned subsidiary Brougham International, Inc., collectively the "Company".

Accounting Periods:
-------------------

The Company's fiscal year ends on the Sunday in April falling between the 17th and the 23rd. Fiscal 1999 ended on April 18, 1999, fiscal 1998 ended April 19, 1998 and fiscal 1997 ended on April 20, 1997. While the financial statements reflect operations of the Company as of and for the periods ending on those dates, they have been presented as if the Company's fiscal year ends on April 30 of each year to simplify the presentation.

Cash Equivalents and Restricted Cash:
-------------------------------------

Cash equivalents are highly liquid investments that are readily convertible into known amounts of cash and have maturity's at acquisition of three months or less.

Restricted cash balances consist of funds held as collateral for the Company to be bonded, as required by various state agencies for licensing procedures. For purposes of the statements of cash flows, these amounts are not considered cash equivalents.

Inventories:
------------

Inventories are stated at the lower of cost (determined using the first-in, first out method), or market.

Property, Plant and Equipment:
------------------------------

Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the assets which range from two to twenty six years. Leasehold improvements are amortized over the lives of the respective leases, or the service lives of the improvements, whichever is shorter. Accelerated and straight-line methods of depreciation are used for both financial reporting and income tax reporting purposes. Upon sale or disposition of assets, any gain or loss is included in the statement of operations.

                               ALFA LEISURE, INC.

                                  -------------

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, the related asset would be written down to its estimated value.

Normal repairs and maintenance are charged to expense as incurred whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the estimated useful lives of the related assets.

Net Income per Share:
---------------------

Basic earnings per share is computed by dividing income available to shareholders of beneficial interest by the weighted average number of shares outstanding for the period. Diluted earnings per common share does not differ from that presented.

Income Taxes:
-------------

Deferred income taxes reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and the corresponding bases used for financial reporting purposes.

Advertising Expenses:
---------------------

Advertising costs are expensed when incurred. Advertising expense for the years ended April 30, 1999, 1998 and 1997 were $210,144, $123,788 and $86,762 respectively.

Research and Development Costs:
-------------------------------

Research and development costs are expensed when incurred. Research and development costs for the years ended April 30, 1999, 1998 and 1997 were $349,706, $290,655 and $176,760 respectively.

Management Estimates:
---------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

                               ALFA LEISURE, INC.

                                  -------------

Fair Value of Financial Instruments:
------------------------------------

Statement of Financial Accounting Standards No. 107 (SFAS No. 107), Disclosures about Fair Market Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and impose on the other entity the obligation to deliver cash or other financial instruments to the first entity. Cash, restricted cash, accounts receivable and accounts payable are carried at the approximate fair value because of the short maturities of these instruments. The fair value of the note payable to President cannot be determined due to the related party nature of the agreement.

Concentration of Credit Risk:
-----------------------------

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally diversified due to the number of entities composing the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers for potential credit loss exposure.

2.  Inventories:
    ------------

Inventories are stated as follows:

                                      April 30,
                               -------------------------
                                  1999           1998
                               ----------     ----------
     Raw materials             $  951,174     $  869,762
     Work in process              644,589        514,728
     Finished products             30,753         31,304
                               ----------     ----------

         Total inventories     $1,626,516     $1,415,794
                               ==========     ==========

                               ALFA LEISURE, INC.

                                  -------------


3.  Property, Plant and Equipment:
    ------------------------------

The major classes of property, plant and equipment are as follows:

                                     Useful
                                     Lives                April 30,
                                  ------------   ----------------------------
                                                     1999            1998
                                                 -----------      -----------
Land                                             $   603,282      $   332,262
Buildings                             26 years     1,200,961          895,097
Machinery and equipment           2 to 7 years     1,387,158        1,019,523
Transportation equipment               5 years       292,518          242,608
Furniture and office equipment         5 years       615,047          377,012
Leasehold improvements                 5 years       261,520          237,460
                                                 -----------      -----------
                                                   4,360,486        3,103,962
Less:  Accumulated depreciation
        and amortization                          (2,051,553)      (1,803,555)
                                                 -----------      -----------

Net property, plant and equipment                $ 2,308,933      $ 1,300,407
                                                 ===========      ===========

The Company has a manufacturing facility in Benton, Louisiana which the Company is not currently using. The net book value of these premises is $367,219 and $350,530 at April 30, 1999 and 1998 respectively. This facility was leased to a tenant beginning April 1, 1995 for five years at $4,100 per month.

In January 1999 the Company acquired the land and buildings where its executive offices and principal manufacturing facilities in Chino are located. It was purchased from Hercules Land Holding, Inc. a corporation owned by the Company's chairman, president and principal shareholder. The purchase price of $1,575,000 was paid $1,275,000 in cash and $300,000 in a promissory note due upon demand. The note pays monthly interest at Wells Fargo Bank's prime interest rate. The purchase price was based on fair market value as determined by an independent appraisal. The net assets were recorded at $561,514, which was the carrying value of Hercules Land Holding, Inc. The difference between the carrying value of the property by Hercules and the purchase price was $1,013,486. This amount less the deferred taxes of $403,716 which relates to the step up in tax basis, was recorded as a capital distribution and was included as a reduction in retained earnings on the balance sheet. In conjunction with this transaction the note receivable from the president, which was classified as a component of stockholders' equity, was paid off.

                               ALFA LEISURE, INC.

                             ---------------------

4.  Line of Credit:
    ---------------

In April 1992, the Company entered into a line of credit agreement with Merlin Financial, Inc. set at a maximum amount of $ 2,000,000, of which no borrowings were outstanding at April 30, 1999 and 1998, respectively. Interest is at Bank of America's prime rate plus 1%.

In January 1998 the Company established a $1,000,000 line of credit with Wells Fargo Bank. The line of credit bears interest at Wells Fargo Bank's prime rate plus 1%. Interest is payable monthly. In January 1999 the Company renewed its line of credit with Wells Fargo Bank for an additional two years. The line was increased from $1,000,000 to $1,750,000. The interest rate was reduced to Wells Fargo Bank's prime rate. All other terms and conditions remained the same. There were no amounts outstanding at April 30, 1999 and 1998, respectively. The Company will draw against the Merlin Financial, Inc. line of credit only after the Wells Fargo Bank line of credit is fully utilized.

Substantially all the assets of the Company are pledged as collateral for the line of credit, first to Wells Fargo Bank, and secondly to Merlin Financial, Inc.

5.  Income Taxes:
    -------------

The components of the provision for income taxes are as follows:

                          For the Years Ended April 30,
                      -------------------------------------
                         1999          1998          1997
                      ---------     ---------     ---------
     Current:
       State          $  88,333     $  99,086     $ 117,906
       Federal          309,328        12,701             0

     Deferred:
       State             13,924         1,230        14,736
       Federal          156,793        52,325       (23,610)
                      ---------     ---------     ---------
           Totals     $ 568,378     $ 165,342     $ 109,032
                      =========     =========     =========

The reconciliation of the effective tax rates and U. S. Statutory tax rates are as follows:

                                             For the Years Ended April 30,
                                        --------------------------------------
                                           1999          1998           1997
                                        ---------     ---------      ---------
Tax provision at statutory rate         $ 495,694     $ 513,390      $ 149,116
Decrease in the valuation allowance             0      (370,000)      (129,996)
State taxes, net of federal benefit        64,753        66,209         87,544
Other                                       7,931       (44,257)         2,368
                                        ---------     ---------      ---------
                                        $ 568,378     $ 165,342      $ 109,032
                                        =========     =========      =========

                               ALFA LEISURE, INC.

                             ---------------------

The net operating loss carryforward for federal income tax purposes was fully utilized in fiscal 1999.

The components of the net deferred tax asset are as follows:

                                   For the Years Ended April 30,
                                   -----------------------------
                                       1999           1998
                                     ---------     ---------
Net operating loss carryforwards     $       0     $ 186,490
Basis difference in fixed assets       490,296       111,460
State taxes                             20,698       (16,901)
Accrued liabilities                    196,333       116,430
Charitable contributions                     0        27,340
Tax credits                                  0        49,471
Deferred income                          3,513         3,551
                                     ---------     ---------
                                     $ 710,840     $ 477,841
                                     =========     =========

6.  Commitments and Contingencies:
    ------------------------------

    Operating Leases:
    -----------------

In January 1999, the Company acquired the land and buildings where its executive offices and principal manufacturing facilities in Chino are located (see Note
3). It was purchased from Hercules Land Holding, Inc., a corporation owned by the Company's chairman, president and principal shareholder. Through January 1999, the Company paid rent to Hercules in the amount of $12,932 per month. The Company leases additional manufacturing facilities under agreements classified as operating leases. The leases require fixed monthly payments. One of the Company's manufacturing facilities is leased at an annual rate of $42,000, from an unrelated party. This lease expires June 1, 2001. A second lease was entered into, with an unrelated party, on another of the Company's facilities effective March 1, 1998 at an annual lease rate of $43,500. This lease expires February 28, 2001. Future minimum lease payments on these leases at April 30, 1999 are as follows:

       Year ended April 30,
       --------------------

               2000                $ 50,500
               2001                  78,250
               2002                   3,500
                                   --------
                                   $132,250

                               ALFA LEISURE, INC.

                             ---------------------

Rent expense for the years ended April 30, 1999, 1998 and 1997 was $212,838, $207,429 and $195,576 respectively of which $116,388, $155,184 and $156,780 respectively, was paid to the Company's president.

Financing Arrangements:
-----------------------

The Company is contingently liable under the terms of the repurchase agreements established with financing institutions to provide inventory financing for dealers of the Company's products. The maximum exposure related to repurchase agreements was approximately $9.6 million and $9.1 million at April 30, 1999 and 1998, respectively. The risk of loss under these agreements is spread over many dealers and financing institutions and is reduced by the resale value of any products that may be repurchased. The Company has historically experienced no significant losses under these agreements.

Warranty Reserve:
-----------------

The Company provides a warranty against defects in materials and workmanship for one year following the date of sale. Estimated costs of product warranties relating to sales during the year have been accrued and charged to operations during the year the products were sold. The Company has included $198,856, $212,678 and $213,201 of accrued warranty costs in accrued expenses at April 30, 1999, 1998 and 1997, respectively.

Litigation:
-----------

The Company is involved in several routine litigation matters incidental to its business. Such litigation matters, when ultimately determined, will not, in the opinion of management, have a material effect on the financial position or the results of operations of the Company.

Employment Agreement:
---------------------

The Company has an annual employment agreement with its president that expires on December 31, 1999. The agreement automatically extends for additional annual periods unless canceled by either party before October 31 of each year. The agreement provides for a fixed annual salary subject to an annual cost of living adjustment. Such salary amounted to $225,476, $248,428 and $253,332 in the fiscal years ended April 30, 1999, 1998 and 1997, respectively.

In addition, the agreement provides for a bonus in an amount equal to 10 % of pretax income before accrual for amounts to be paid by the Company under its management bonus plan. The agreement also provides for the right of the Company's President to purchase each year up to two travel trailers manufactured by the Company for an amount equal to the Company's cost. One trailer was purchased in fiscal 1998, and no trailers were purchased in fiscal 1999 and 1997.

Under a bonus program for salaried employees, which includes the President, bonus expense was recognized in the amounts of $630,105, $587,221 and $241,459, in fiscal 1999, 1998 and 1997, respectively.

                               ALFA LEISURE, INC.

                             ---------------------


7.  Stock Options:
    --------------

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123).

A total of 300,000 shares are reserved for issuance under the Company's incentive stock option plan for employees and directors. In May 1998, 130,000 options were issued to employees and directors. These options vest 20% per year over five years, and expire in May 2008. The options have an exercise price of $.50 per share.

                                                 Weighted
                                Number            Average          Total
                               Of Shares       Exercise Price      Price
--------------------------------------------------------------------------------
Shares under option
     at April 30, 1998                0                0                0
Granted                         130,000          $   .50          $65,000
Exercised                             0                0                0
Forfeited                             0                0                0
--------------------------------------------------------------------------------
Shares under option
     at April 30, 1999          130,000          $   .50          $65,000
--------------------------------------------------------------------------------
Shares exercisable
     at April 30, 1999                0                0                0
--------------------------------------------------------------------------------

The fair value of options granted is estimated on the date of grant using the Black Scholes option pricing model. The following weighted average assumptions were used: no dividend yield, no volatility as there is seldom trading in the Company's stock, risk free interest rate of 5.5% and an expected term of 10 years. The weighted average fair value of options granted in fiscal 1999 was $0.21 per share. Had the Company accounted for stock options in accordance with SFAS 123, the reduction in net income and net income per share would not have been material.

8.  Note Receivable/Payable President
    ---------------------------------

At April 30, 1998 and 1997, the Company had a note receivable from its president and principal stockholder amounting to $ 363,236 and $ 439,792 respectively. In January 1999 the Company acquired the land and buildings where its executive offices and principal manufacturing facilities in Chino are located. It was purchased from Hercules Land Holding, Inc., a corporation owned by the Company's president and principal shareholder. At that time, the note receivable from its president was paid off, and a $300,000 note payable to the president was issued. The note payable is due upon demand and pays monthly interest at Wells Fargo Bank's prime interest rate. At April 30, 1999, the note payable totaled $218,616.

                                 EXHIBIT INDEX


          EXHIBIT
          NUMBER            DESCRIPTION
         --------           -----------
           17(a)     Form of Promissory Note.

         17(b)(2)    Presentation of Deloitte & Touche LLP dated April 23, 1999.